                                                                EXHIBIT 1

                           [SCI Letterhead]


                                  September 17, 1996


L. William Heiligbrodt
President



Mr. Raymond L. Loewen
Chairman of the Board and Chief Executive Officer
The Loewen Group Inc.
4126 Norland Avenue
Burnaby, British Columbia, Canada

Dear Mr. Loewen:

As you know, I have tried to reach you several times since September 11. While your office has assured me that you received my messages, my calls have not been returned. In view of that, and in view of the importance of this matter, I am sending this letter.

I would like to discuss with you a combination of our two companies. The combination would involve a stock-for-stock exchange accounted for as a pooling which values Loewen Group at US$43 per share. We believe that this transaction can be structured in a manner that is tax-free to both companies and (except for a relatively nominal amount in the case of U.S. stockholders) to the U.S. and Canadian stockholders of Loewen Group.

I think you and your Board and stockholders would agree that our proposal is a generous one, resulting in the following premiums for Loewen Group stockholders:

      -  45.9% above the price at which Loewen Group stock traded 30 days ago;
      -  39.3% above the price at which Loewen Group stock traded one week ago;
         and
      - 27.4% above the price at which Loewen Group stock is currently trading.

This represents an opportunity for your stockholders to collect excellent value, by any measure, for their shares. In addition, and importantly, since your stockholders would be receiving stock, they would continue to participate in Loewen Group's business as well as share in the upside of our business.

Thus, in essence, your stockholders would:

      -  continue their investment in our industry;
      - get an immediate, and very significant, increase in the market value of their investment;
      - get that immediate and substantial increase on an essentially tax free basis; and
      - diversify their risk by participating in a much larger number of properties.

This is a "win-win" situation for you and your stockholders.

Finally, with respect to consideration, I would note also that our proposal is based on public information. After a due diligence review, we may be in a position to increase the consideration that your stockholders would receive.

We, of course, recognize that our businesses overlap in various locations. We have carefully reviewed this matter and are convinced that competition issues can be cured by selected divestitures without impairment of the value that a combination would achieve for the stockholders of our two companies.

I would very much like to discuss any and all aspects of our proposal directly with you and your Board of Directors. We believe you and they will recognize the tremendous benefit to your stockholders of our proposal. Our proposal is conditioned upon approval of our Board and upon negotiation of mutually satisfactory agreements providing for a combination on a pooling basis.

We hope that after you meet with us, you will similarly determine that the transaction should be pursued. We look forward to hearing from you.

In view of the importance of this matter, we are simultaneously releasing this letter to the press.

                                  Sincerely,



                                  /s/ William Heiligbrodt


cc:  Board of Directors of The Loewen Group, Inc.